Form 4 - Exhibit 99

Name of Reporting Person:	John A. Brockriede
Name of Issuer:	Central Jersey Bancorp (CJBK)
Transaction Date:	May 11, 2006

Explanation of Responses and Additional Information

In addition to the shares of Common Stock of the Issuer reported on the Form 4 filed in connection herewith, the reporting person indirectly owns the following: 24,148 shares held in an Individual Retirement Account and 4,292 shares held in a Simplified Employee Pension Plan both by PaineWebber as custodian for the benefit of Mr. Brockriede; 92,236 shares held by CJM Management, L.L.C., of which Mr. Brockriede is an Administrative Member; 18,122 shares held in trusts for the benefit of Mr. Brockriede’s family members of which Mr. Brockriede’s wife is trustee; and 1,636 shares held in an Individual Retirement Account by PaineWebber for the benefit of Mr. Brockriede’s wife. Mr. Brockriede disclaims beneficial ownership of the shares held by CJM Management, L.L.C., except to the extent of his ownership interest in CJM Management, L.L.C., the shares held in the trusts for the benefit of his family members and the shares held by PaineWebber on behalf of Mr. Brockriede’s wife. All share amounts have been adjusted appropriately to take into account all stock dividends and stock splits.